UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6 )1

Global Sources Ltd.
(Name of Issuer)
COMMON SHARES, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
G39300 10 1
(CUSIP Number)
Joel Simon, Esq.
Paul, Hastings, Janofsky & Walker (Europe) LLP
96 Boulevard Haussmann
75008 Paris
France
+ 33 1 42 99 04 45
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 23, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G39300 10 1

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hung Lay Si Co. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,710,518

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,710,518

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,710,518

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.0% (based on 33,569,725 Common Shares outstanding on October 5, 2010)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 2 of 8 Pages

CUSIP No.	G39300 10 1

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hill Street Trustees Limited, as Trustee of the Quan Gung ‘86 Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Island of Jersey

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,710,518

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,710,518

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,710,518

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.0% (based on 33,569,725 Common Shares outstanding on October 5, 2010)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 3 of 8 Pages

CUSIP No.	G39300 10 1

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RBC Trust Company (International) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Island of Jersey

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,710,518

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,710,518

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,710,518

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.0% (based on 33,569,725 Common Shares outstanding on October 5, 2010)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 4 of 8 Pages

CUSIP No.	G39300 10 1

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RBC Holdings (Channel Islands) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Island of Guernsey

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,710,518

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,710,518

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,710,518

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.0% (based on 33,569,725 Common Shares outstanding on October 5, 2010)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 5 of 8 Pages

CUSIP No.	G39300 10 1
This Amendment No. 6 to Schedule 13D (this “Amendment”) is filed by the Reporting Persons (as defined below) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 6 to Schedule 13D amends and supplements:
•
Schedule 13D, dated April 20, 2000, as amended by Schedule 13D/A (Amendment No. 1), dated December 8, 2003, by Schedule 13D/A (Amendment No. 2), dated November 18, 2008, by Schedule 13D/A (Amendment No. 3), dated February 6, 2009, by Schedule 13D/A (Amendment No. 4), dated September 11, 2009 and by Schedule 13D/A (Amendment No. 5), dated December 2, 2009, in each case as filed with the Securities and Exchange Commission; except as amended hereby, the Schedule 13D, as amended by Schedule 13D/A (Amendment No. 1), by Schedule 13D/A (Amendment No. 2), by Schedule 13D/A (Amendment No. 3), by Schedule 13D/A (Amendment No. 4) and by Schedule 13D/A (Amendment No. 5) remains in effect.

Item 4. Purpose of Transactions.
The purpose of the transactions involving the shares of the Issuer was to reduce our ownership of Common Shares by selling Common Shares on the open market during the period March 18-24, 2010 at an average price of $6.59 per Common Share and during the period May 20, 2010 through June 23, 2010 at an average price of $7.57 per Common Share (the “Transactions”) and in the 2010 Tender Offer (as defined in paragraph (c) of Item 5 below) at a price of $9.00 per Common Share. In addition, we no longer have shared dispositive power over 14,817,120 Common Shares owned by Mr. Merle A. Hinrichs following the termination of our rights of first refusal and release of our first priority security interest over such shares upon full repayment by Mr. Hinrichs of the debt secured by the security interest he granted in those shares (see Item 5).
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) The aggregate percentage of Common Shares reported to be beneficially owned by each Reporting Person is based upon 33,569,725 Common Shares outstanding, which is the total number of Common Shares outstanding as of October 5, 2010 as disclosed by the Issuer to us.
As of the date of this Amendment, Hung Lay Si has direct ownership of 5,710,518 Common Shares, representing approximately 17.0% of the Common Shares outstanding on October 5, 2010 and in respect of which it has voting and dispositive power. These shares are comprised of (i) 16,035,388 Common Shares acquired by Hung Lay Si pursuant to an exchange agreement dated April 14, 2000, minus (ii) 13,667,132 Common Shares sold by Hung Lay Si to Mr. Merle A. Hinrichs on November 27, 2003, plus (iii) 1,206,582 Common Shares acquired from time to time by Hung Lay Si in the open market subsequent to November 27, 2003, plus (iv) 6,000,000 Common Shares acquired by Hung Lay Si in the 2008 Transfer and the 2008 Sale, minus (v) 1,529,832 Common Shares tendered by Hung Lay Si and accepted for payment in the Tender Offer, plus (vi) 804,501 Common Shares acquired

Page 6 of 8 Pages

CUSIP No.	G39300 10 1
pursuant to the Issuer’s bonus share distribution of one Common Share for every ten Common Shares held as of February 27, 2009, minus (vii) 537,541 Common Shares sold pursuant to the transactions reported pursuant to Amendment No. 4 to this Schedule 13D, minus (viii) 121,259 Common Shares sold pursuant to Amendment No. 5 to this Schedule 13D, minus (ix) 70,600 Common Shares sold in the open market, minus (x) 117,500 Common Shares sold pursuant to the Transactions (defined below in clause (c)) and minus (xi) 2,292,089 Common Shares tendered by Hung Lay Si and accepted for payment in the 2010 Tender Offer (as defined below in clause (c)). Hill Street has shared voting and dispositive power with Hung Lay Si with respect to those 5,710,518 Common Shares by virtue of its authority to vote and to dispose of the shares of Hung Lay Si owned by the Trust. Prior to October 13, 2010, Hung Lay Si had shared dispositive power over an additional 14,817,120 Common Shares directly owned by Mr. Hinrichs, comprised of (i) 6,455,278 Common Shares pledged by Mr. Hinrichs to Hung Lay Si, plus (ii) 16,011,057 Common Shares purchased by Mr. Hinrichs from Hung Lay Si, minus (iii) 3,589,589 Common Shares that were tendered by Mr. Hinrichs and accepted for payment in the Tender Offer, plus (iv) 1,887,675 Common Shares acquired pursuant to the Issuer’s bonus share distribution of one Common Share for every ten Common Shares held as of February 27, 2009 and minus (v) 5,947,301 Common Shares that were tendered by Mr. Hinrichs and accepted for payment in the 2010 Tender Offer, representing approximately 44.1% of the Common Shares outstanding on October 5, 2010, by virtue of Hung Lay Si having rights of first refusal under certain circumstances in respect of sales by Mr. Hinrichs of such Common Shares. Prior to October 13, 2010, Hill Street had shared dispositive power with respect to those 14,817,120 Common Shares both by virtue of its authority to vote and to dispose of shares of Hung Lay Si owned by the Trust and by virtue of it having the same rights of first refusal as does Hung Lay Si. See Item 6. On September 24, 2010, Mr. Hinrichs made a partial repayment of the loan secured by the Common Shares he directly owns and on October 13, 2010, Mr Hinrichs repaid the loan in full and the first priority security interest over his Common Shares was released and the right of first refusal over such shares was terminated (according to the terms of the Sale Agreement and the Security Agreement described in Amendment No. 1 to this Schedule 13D), thereby ending the shared dispositive power in those shares previously held by both Hung Lay Si and Hill Street.
The aggregate number of Common Shares of which each of the Reporting Person has beneficial ownership is 5,710,518, representing approximately 17.0% of the Common Shares outstanding on October 5, 2010.
(b) The Reporting Persons have shared power with each other to vote and dispose of the 5,710,518 Common Shares directly owned by Hung Lay Si reported in this Schedule 13D.
(c) During the period March 18-24, 2010, Hung Lay Si sold in the open market 70,600 Common Shares at an average price of approximately $6.59 per Common Share. In addition, during the period May 20, 2010 through June 23, 2010, Hung Lay Si sold in the open market 117,500 Common Shares, at an average price of approximately $7.57 per Common Share. The purpose of the Transactions was to reduce our ownership of Common Shares. In addition, on June 30, 2010, the Issuer announced an offer to purchase for cash up to 11,121,000 Common Shares at a price of $9.00 per Common Share (the “2010 Tender Offer”). Pursuant to the 2010 Tender Offer, Hung Lay Si tendered 2,292,089 Common Shares that were accepted for payment. Other than the Transactions and the 2010 Tender Offer, no transaction in the Common Shares of the Reporting Persons was effected during the past sixty days by the Reporting Persons.
(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares reported in this Schedule 13D.
(e) Not applicable.

Page 7 of 8 Pages

CUSIP No.	G39300 10 1
SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 13, 2010	HUNG LAY SI CO. LTD.
	By:	/s/ A. R. Binnington
	Name:	Alan Richard Binnington
	Title:	Director

HILL STREET TRUSTEES LIMITED, as trustee of the Quan Gung ‘86 Trust
By:	/s/ A. R. Binnington
Name:	Alan Richard Binnington
Title:	Director

By:	/s/ Romeril
Name:	Steven Romeril
Title:	Director

RBC TRUST COMPANY (INTERNATIONAL) LIMITED
By:	/s/ G. Heulin
Name:	Graham Heulin
Title:	Director

By:	/s/ Romeril
Name:	Steven Romeril
Title:	Director

RBC HOLDINGS (CHANNEL ISLANDS) LIMITED
By:	/s/ Christopher Blampied
Name:	Christopher Blampied
Title:	Director

By:	/s/ Romeril
Name:	Steven Romeril
Title:	Director

Page 8 of 8 Pages